UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Velasquez, John M.
   6300 Bridgepoint Parkway
   Building One, Suite 500
   Austin, TX 78730

2. Issuer Name and Ticker or Trading Symbol
   Concero Inc. (CERO)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. VP - Sales

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  04/30/01    J        500           A  $1.0625                     D  Direct
Common Stock                                  10/31/01    J        500           A  $0.3740      49,470         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right  $3.0630                                                                                 01/25/09
to buy)
Non-Qualified Stock Option     $0.6000         08/15/01       A         50,000                            (1)          08/15/11
(right to buy)
Non-Qualified Stock Option     $1.0100         04/23/01       A         19,355                            (2)          04/23/11
(right to buy)
Non-Qualified Stock Option     $2.2500         02/01/01       A         20,000                            (3)          02/01/11
(right to buy)
Non-Qualified Stock Option     $9.6250                                                                                 05/31/10
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   150,000                   150,000       D   Direct
to buy)
Non-Qualified Stock Option     08/15/01  Common Stock                   50,000        $0.6000     50,000        D   Direct
(right to buy)
Non-Qualified Stock Option     04/23/01  Common Stock                   19,355        $1.0100     19,355        D   Direct
(right to buy)
Non-Qualified Stock Option     02/01/01  Common Stock                   20,000        $2.2500     20,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   25,000                    25,000        D   Direct
(right to buy)

Explanation of Responses:

(1) Options are exercisable in two (2) equal annual installments beginning August 15, 2002.

(2) Options are exercisable in two (2) equal annual installments beginning April 23, 2002.

(3) Options are exercisable in four (4) equal annual installments beginning February 1, 2002.

SIGNATURE OF REPORTING PERSON
/S/ Velasquez, John M.
DATE:  February 11, 2002